SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Cox Radio, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.33 per share
(Title of Class of Securities)
224051 10 2
(CUSIP Number)
Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, (678) 645-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 19, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No.	224051 10 2	Schedule 13D/A	Page	2	of	9

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cox Enterprises, Inc.

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Inapplicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		72,046,017*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

72,046,017*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,046,017*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Inapplicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

90.6%**

14	TYPE OF REPORTING PERSON

CO
* Cox Enterprises, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 13,313,001 shares of Class A Common Stock.
** The denominator is based on: (i) 20,756,528 shares of Class A Common Stock outstanding at March 31, 2009; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Enterprises may be converted.

CUSIP No.	224051 10 2	Schedule 13D/A	Page	3	of	9

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cox Holdings, Inc.

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Inapplicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		72,046,017*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

72,046,017*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,046,017*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Inapplicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

90.6%**

14	TYPE OF REPORTING PERSON

CO
* Cox Holdings, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 13,313,001 shares of Class A Common Stock.
** The denominator is based on: (i) 20,756,528 shares of Class A Common Stock outstanding at March 31, 2009; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Holdings may be converted.

CUSIP No.	224051 10 2	Schedule 13D/A	Page	4	of	9

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cox Media Group, Inc. (formerly Cox Broadcasting, Inc.)

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Inapplicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		72,046,017*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

72,046,017*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,046,017*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Inapplicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

90.6%**

14	TYPE OF REPORTING PERSON

CO
* Cox Media Group, Inc. may be deemed to be the beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 13,313,001 shares of Class A Common Stock.
** The denominator is based on: (i) 20,756,528 shares of Class A Common Stock outstanding at March 31, 2009; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Media Group may be converted.

CUSIP No.	224051 10 2	Schedule 13D/A	Page	5	of	9

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dayton Cox Trust A

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Inapplicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		72,046,017*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

72,046,017*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,046,017*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Inapplicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

90.6%**

14	TYPE OF REPORTING PERSON

OO
* The Dayton Cox Trust A may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 13,313,001 shares of Class A Common Stock.
** The denominator is based on: (i) 20,756,528 shares of Class A Common Stock outstanding at March 31, 2009; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by the Dayton Cox Trust A may be converted.

     This Amendment No. 4 (this “Amendment”) by Cox Enterprises, Inc. (“CEI”), Cox Holdings, Inc. (“CHI”), Cox Media Group, Inc. (formerly, Cox Broadcasting, Inc.) (“CMG” and collectively with CEI and CHI, the “Cox Corporations”) and the Dayton Cox Trust A (the “Dayton Trust”) amends the Schedule 13D originally filed on August 1, 2000, as amended from time to time, with respect to the Class A Common Stock, par value $0.33 per share (the “Class A Common Stock”), of Cox Radio Inc., a Delaware corporation (the “Company”), as specifically set forth herein.
Item 4. PURPOSE OF TRANSACTION.
     Item 4 is hereby amended and restated in its entirety as follows:
     On March 23, 2009, CEI commenced a cash tender offer to acquire all of the outstanding shares of the Class A Common Stock not owned by the Cox Corporations (the “Tender Offer”) at a purchase price of $3.80 net per share. CEI subsequently extended the Tender Offer and raised the consideration per share in the Tender Offer to $4.80 net per share.
     The Tender Offer expired at 5:00 p.m., New York City time, on May 19, 2009. According to American Stock Transfer & Trust Company, the depositary for the Tender Offer, a total of 9,721,047 shares of Class A Common Stock were validly tendered. After adjusting for the 326,870 shares held by directors and executive officers, the tendered shares represent 55.8% of the Class A Common Stock not owned by the Cox Corporations or their respective affiliates or the directors and executive officers of CEI, CMG or the Company (which includes the Class A Common Stock held by the independent directors of the Company’s board that serve on the special committee formed to consider the Tender Offer).
     As of the expiration of the Tender Offer, the number of shares of Class A Common Stock tendered pursuant to the Tender Offer satisfied the non-waivable majority of the minority condition to the Tender Offer. Together with the shares Class A Common Stock already owned by CMG, assuming conversion of all outstanding shares of the Class B Common Stock, tendered shares of Class A Common Stock represent approximately 90.6% of the outstanding shares of Class A Common Stock. On May 26, 2009, CEI paid approximately $46.7 million for the 9,721,047 shares of Class A Common Stock validly tendered and not withdrawn pursuant to the Tender Offer.
     As a result of the payment for tendered shares of Class A Common Stock, the Cox Corporations and the Dayton Trust beneficially own 72,046,017 shares of Class A Common Stock, assuming the conversion of all outstanding shares of Class B Common Stock. Since CMG will own at least 90% of the Class A Common Stock after the conversion of all outstanding shares of its Class B Common Stock, the Cox Corporations intend to cause the Company to consummate a short-form merger in which any remaining Class A Common Stock held by stockholders will be converted into the right to receive $4.80 per share, other than with respect to shares of Class A Common Stock for which appraisal rights are asserted and perfected. CMG will convert all 58,733,016 shares of Class B Common Stock into shares of Class A Common Stock, and the Cox Corporations expect to consummate the short-form merger on or about May 29, 2009.
     Following the short-form merger, (i) the size and composition of the Company’s board of directors will be revised, (ii) all of the Class A Common Stock will be canceled and new shares of Class A common stock, par value $0.01 per share, will be issued to CMG, (iii) the Company’s certificate of incorporation and bylaws will be amended and restated and (iv) the Class A Common Stock will cease to be listed on the New York Stock Exchange.
     Except as described herein, neither the Cox Corporations nor the Dayton Trust has formulated any plans or proposals that relate to, or would otherwise result in, any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) The Cox Corporations and the Dayton Trust may be deemed to have beneficial ownership over 58,733,016 shares of Class B Common Stock and 13,313,001 shares of Class A Common Stock. These shares represent 100% of the issued and outstanding shares of Class B Common Stock and approximately 64.1% of the issued and outstanding shares of Class A Common Stock based on the amount outstanding as of March 31, 2009.

     (b) The number of shares of Class A Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 72,046,017, (iii) with respect to which there is sole dispositive power is 0, and (iv) with respect to which there is shared dispositive power is 72,046,017.
     (c) Other than as described in Item 4 above, none of the Cox Corporations or the Dayton Trust has engaged in any transaction in the Common Stock that was effected during the past 60 days.
     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Cox Corporations and the Dayton Trust.
     (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX ENTERPRISES, INC.
Date: May 26, 2009	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary

COX HOLDINGS, INC.
Date: May 26, 2009	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary

COX MEDIA GROUP, INC.
Date: May 26, 2009	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAYTON COX TRUST A
Date: May 26, 2009	By:	/s/ James C. Kennedy
James C. Kennedy
Trustee

Date: May 26, 2009	By:	/s/ Jimmy W. Hayes
Jimmy W. Hayes
Trustee